FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2014

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	English translation of the Quarterly Securities Report (Shihanki Hokokusho) for the six-month period ended September 30, 2014 pursuant to the Financial Instruments and Exchange Law of Japan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: November 13, 2014	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

KONAMI CORPORATION filed its Quarterly Securities Report for the six-month period ended September 30, 2014 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 13, 2014. The following is the summary of the Quarterly Securities Report.

I	Corporate Information

A.	Corporate Overview

1.	Selected Financial Data

2.	Overview of Business

B.	Business

1.	Risks Relating to Our Business

2.	Significant Contracts

3.	Results of Operations and Financial position

C.	Information on Reporting Company

1.	Share Information

a.	Total Number of Shares

b.	Stock Acquisition Rights

c.	Convertible Bonds Exercise

d.	Rights Plan

e.	Common Stock and Additional Paid-in Capital

f.	Major Shareholders

g.	Voting Rights

2.	Directors and Corporate Auditors

D.	Financial Statements

1.	Quarterly Consolidated Financial Statements

2.	Others

II	Information on Guarantors

1. Consolidated Financial Statements

(1) Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2014	September 30, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥50,024	¥51,620
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥469 million at March 31, 2014 and ¥236 million at September 30, 2014	29,069	19,295
Inventories	30,229	35,191
Deferred income taxes, net	18,773	17,798
Prepaid expenses and other current assets	11,563	10,072

Total current assets	139,658	133,976

PROPERTY AND EQUIPMENT, net	80,213	81,798

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	518	572
Investment in affiliate	2,249	2,258
Identifiable intangible assets	39,279	39,080
Goodwill	19,947	19,979
Lease deposits	26,381	26,328
Deferred income taxes, net	1,913	2,291
Other assets	10,093	10,076

Total investments and other assets	100,380	100,584

TOTAL ASSETS	¥320,251	¥316,358

See accompanying notes to consolidated financial statements.

	Millions of Yen
	March 31, 2014	September 30, 2014
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥6,458	¥2,189
Current portion of capital lease and financing obligations	2,078	2,098
Trade notes and accounts payable	10,480	11,268
Accrued income taxes	686	1,121
Accrued expenses	17,522	15,836
Deferred revenue	5,693	5,055
Other current liabilities	2,411	3,046

Total current liabilities	45,328	40,613

LONG-TERM LIABILITIES:
Long-term debt	15,000	15,000
Capital lease and financing obligations, less current portion	20,487	19,426
Accrued pension and severance costs	1,424	1,385
Deferred income taxes, net	3,052	2,756
Other long-term liabilities	9,168	9,114

Total long-term liabilities	49,131	47,681

TOTAL LIABILITIES	94,459	88,294

COMMITMENTS AND CONTINGENCIES (Note 9)
EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2014 and September 30, 2014; outstanding 138,612,321 shares at March 31, 2014 and 138,611,053 shares at September 30, 2014	47,399	47,399
Additional paid-in capital	74,175	74,175
Legal reserve	284	284
Retained earnings	111,820	112,740
Accumulated other comprehensive income	2,719	4,035
Treasury stock, at cost- 4,887,679 shares at March 31, 2014 and 4,888,947 shares at September 30, 2014	(11,264)	(11,267)

Total KONAMI CORPORATION stockholders’ equity	225,133	227,366

Noncontrolling interest	659	698

TOTAL EQUITY	225,792	228,064

TOTAL LIABILITIES AND EQUITY	¥320,251	¥316,358

See accompanying notes to consolidated financial statements.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

For the six months ended September 30, 2013 and 2014

Consolidated Statements of Income

	Millions of Yen
	Six months ended September 30, 2013	Six months ended September 30, 2014
NET REVENUES:
Product sales revenue	¥37,635	¥37,429
Service and other revenue	60,293	61,290

Total net revenues	97,928	98,719

COSTS AND EXPENSES:
Costs of products sold	21,995	22,869
Costs of services rendered and others	46,025	46,045
Selling, general and administrative	26,137	23,947

Total costs and expenses	94,157	92,861

Operating income	3,771	5,858

OTHER INCOME (EXPENSES):
Interest income	107	155
Interest expense	(599)	(555)
Foreign currency exchange gain, net	947	715
Other, net	(9)	(10)

Other income (expenses), net	446	305

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	4,217	6,163
INCOME TAXES	2,184	2,890
EQUITY IN NET INCOME OF AFFILIATED COMPANY	28	42

NET INCOME	2,061	3,315
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	45	39

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥2,016	¥3,276

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Six months ended September 30, 2013	Six months ended September 30, 2014
Net income	¥2,061	¥3,315

Other comprehensive income, net of tax:
Foreign currency translation adjustments	558	1,280
Net unrealized gains on available-for-sale securities	55	35
Pension liability adjustment	1	1

Other comprehensive income	614	1,316

Comprehensive income	2,675	4,631

Comprehensive income attributable to the noncontrolling interest	45	39

Comprehensive income attributable to KONAMI CORPORATION	¥2,630	¥4,592

Per Share Data:
	Six months ended September 30, 2013	Six months ended September 30, 2014
Net income attributable to KONAMI CORPORATION per share:
Basic	¥14.54	¥23.64
Diluted	14.54	23.64

Weighted-average common shares outstanding	138,616,238	138,611,811
Diluted weighted-average common shares outstanding	138,616,238	138,611,811

See accompanying notes to consolidated financial statements.

For the three months ended September 30, 2013 and 2014

Consolidated Statements of Income

	Millions of Yen
	Three months ended September 30, 2013	Three months ended September 30, 2014
NET REVENUES:
Product sales revenue	¥21,837	¥18,735
Service and other revenue	30,502	31,378

Total net revenues	52,339	50,113

COSTS AND EXPENSES:
Costs of products sold	13,080	12,539
Costs of services rendered and others	23,291	23,033
Selling, general and administrative	13,692	11,874

Total costs and expenses	50,063	47,446

Operating income	2,276	2,667

OTHER INCOME (EXPENSES):
Interest income	47	53
Interest expense	(297)	(272)
Foreign currency exchange gain, net	52	1,096
Other, net	(4)	(5)

Other income (expenses), net	(202)	872

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	2,074	3,539
INCOME TAXES	963	1,635
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANY	(6)	29

NET INCOME	1,105	1,933
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	23	18

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥1,082	¥1,915

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Three months ended September 30, 2013	Three months ended September 30, 2014
Net income	¥1,105	¥1,933

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(103)	1,722
Net unrealized gains on available-for-sale securities	10	47
Pension liability adjustment	1	1

Other comprehensive income (loss)	(92)	1,770

Comprehensive income	1,013	3,703

Comprehensive income attributable to the noncontrolling interest	23	18

Comprehensive income attributable to KONAMI CORPORATION	¥990	¥3,685

Per Share Data:
	Three months ended September 30, 2013	Three months ended September 30, 2014
Net income attributable to KONAMI CORPORATION per share:
Basic	¥7.81	¥13.82
Diluted	7.81	13.82

Weighted-average common shares outstanding	138,615,474	138,611,500
Diluted weighted-average common shares outstanding	138,615,474	138,611,500

See accompanying notes to consolidated financial statements.

(3) Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Six months ended September 30, 2013	Six months ended September 30, 2014
Cash flows from operating activities:
Net income	¥2,061	¥3,315
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	5,100	6,217
Bad debt recoveries	(90)	(133)
Loss on sale or disposal of property and equipment, net	33	41
Equity in net income of affiliated company	(28)	(42)
Deferred income taxes	(384)	491
Change in assets and liabilities, net of businesses acquired:
Decrease in trade notes and accounts receivable	9,252	10,115
Increase in inventories	(10,340)	(6,166)
Increase in prepaid expenses	(1,779)	(553)
Increase (decrease) in trade notes and accounts payable	(2,417)	720
Increase (decrease) in accrued income taxes, net of tax refunds	(2,357)	2,655
Decrease in accrued expenses	(1,656)	(1,974)
Increase (decrease) in deferred revenue	5,115	(692)
Other, net	1,001	320

Net cash provided by operating activities	3,511	14,314

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(21,997)	(5,722)
Decrease in lease deposits, net	171	144
Decrease in term deposits, net	—	564
Other, net	102	(98)

Net cash used in investing activities	(21,724)	(5,112)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	808	(4,400)
Proceeds from issuance of bonds	15,000	—
Redemption of bonds	(5,000)	—
Principal payments under capital lease and financing obligations	(1,190)	(1,069)
Dividends paid	(3,460)	(2,354)
Other, net	(90)	(2)

Net cash provided by (used in) financing activities	6,068	(7,825)

Effect of exchange rate changes on cash and cash equivalents	105	219

Net increase (decrease) in cash and cash equivalents	(12,040)	1,596

Cash and cash equivalents, beginning of the period	63,669	50,024

Cash and cash equivalents, end of the period	¥51,629	¥51,620

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

KONAMI CORPORATION (the “Company”) and its subsidiaries (collectively “KONAMI”) prepared the accompanying consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”). KONAMI became publicly traded on the New York Stock Exchange in September 2002, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission.

2. Inventories

Inventories at March 31, 2014 and September 30, 2014 consisted of the following:

	Millions of Yen
	March 31, 2014	September 30, 2014
Finished products	¥7,655	¥9,484
Work in process	17,232	20,479
Raw materials and supplies	5,342	5,228

Total	¥30,229	¥35,191

3. Property and Equipment, net

Property and equipment at March 31, 2014 and September 30, 2014 consisted of the following:

	Millions of Yen
	March 31, 2014	September 30, 2014
Property and equipment, at cost:
Land	¥33,712	¥33,737
Buildings and structures	79,692	80,270
Tools, furniture and fixtures	27,994	29,025
Construction in progress	945	3,574

Total	142,343	146,606
Less-Accumulated depreciation and amortization	(62,130)	(64,808)

Net property and equipment	¥80,213	¥81,798

4. Equity

The changes in the carrying amount of KONAMI CORPORATION stockholders’ equity, noncontrolling interest and total equity in the consolidated balance sheets for the six months and the three months ended September 30, 2013 and 2014 were as follows:

	Millions of Yen
For the six months ended September 30, 2013	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2013	¥225,425	¥574	¥225,999

Cash dividends attributable to KONAMI CORPORATION stockholders	(3,465)	—	(3,465)
Purchase of treasury stock	(7)	—	(7)
Comprehensive income:
Net income for the period	2,016	45	2,061
Other comprehensive income, net of tax	614	—	614

Comprehensive income for the period	2,630	45	2,675

Balance at September 30, 2013	¥224,583	¥619	¥225,202

	Millions of Yen
For the six months ended September 30, 2014	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at March 31, 2014	¥225,133	¥659	¥225,792

Cash dividends attributable to KONAMI CORPORATION stockholders	(2,356)	—	(2,356)
Purchase of treasury stock	(3)	—	(3)
Comprehensive income:
Net income for the period	3,276	39	3,315
Other comprehensive income, net of tax	1,316	—	1,316

Comprehensive income for the period	4,592	39	4,631

Balance at September 30, 2014	¥227,366	¥698	¥228,064

	Millions of Yen
For the three months ended September 30, 2013	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at June 30, 2013	¥223,595	¥596	¥224,191

Purchase of treasury stock	(2)	—	(2)
Comprehensive income:
Net income for the period	1,082	23	1,105
Other comprehensive loss, net of tax	(92)	—	(92)

Comprehensive income for the period	990	23	1,013

Balance at September 30, 2013	¥224,583	¥619	¥225,202

	Millions of Yen
For the three months ended September 30, 2014	KONAMI CORPORATION stockholders’ equity	Noncontrolling interest	Total equity
Balance at June 30, 2014	¥223,684	¥680	¥224,364

Purchase of treasury stock	(3)	—	(3)
Comprehensive income:
Net income for the period	1,915	18	1,933
Other comprehensive income, net of tax	1,770	—	1,770

Comprehensive income for the period	3,685	18	3,703

Balance at September 30, 2014	¥227,366	¥698	¥228,064

5. Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the six months and the three months ended September 30, 2013 and 2014 are as follows:

	Millions of Yen
	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at March 31, 2013	¥1,033	¥25	¥(49)	¥1,009

Other comprehensive income before reclassifications	558	55	—	613
Amounts reclassified from accumulated other comprehensive income	—	—	1	1

Changes in accumulated other comprehensive income, net	558	55	1	614

Balance at September 30, 2013	¥1,591	¥80	¥(48)	¥1,623

	Millions of Yen
	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at March 31, 2014	¥2,691	¥75	¥(47)	¥2,719

Other comprehensive income before reclassifications	1,280	35	—	1,315
Amounts reclassified from accumulated other comprehensive income	—	—	1	1

Changes in accumulated other comprehensive income, net	1,280	35	1	1,316

Balance at September 30, 2014	¥3,971	¥110	¥(46)	¥4,035

	Millions of Yen
	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at June 30, 2013	¥1,694	¥70	¥(49)	¥1,715

Other comprehensive income (loss) before reclassifications	(103)	10	—	(93)
Amounts reclassified from accumulated other comprehensive income	—	—	1	1

Changes in accumulated other comprehensive income (loss), net	(103)	10	1	(92)

Balance at September 30, 2013	¥1,591	¥80	¥(48)	¥1,623

	Millions of Yen
	Foreign currency translation adjustments	Net unrealized gains on available-for-sale securities	Pension liability adjustment	Total
Balance at June 30, 2014	¥2,249	¥63	¥(47)	¥2,265

Other comprehensive income before reclassifications	1,722	47	—	1,769
Amounts reclassified from accumulated other comprehensive income	—	—	1	1

Changes in accumulated other comprehensive income, net	1,722	47	1	1,770

Balance at September 30, 2014	¥3,971	¥110	¥(46)	¥4,035

Note:	Amounts reclassified from pension liability adjustment are included in the Selling, general and administrative expenses in the consolidated statements of income.

6. Fair Value of Financial Instruments

Cash and cash equivalents, Trade notes and accounts receivable, Trade notes and accounts payable, Accrued expenses, and Short-term borrowings

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments in marketable securities

The fair values of KONAMI’s investments in marketable securities are based on quoted market prices.

Investments in non-marketable securities

For investments in non-marketable securities for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive costs. It was not practicable to estimate the fair value of common stock representing certain untraded companies. These investments are carried at cost.

Long-term debt

The fair values of KONAMI’s long-term debt instruments are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the Company’s current borrowing rate for similar debt instruments of comparable maturity.

The estimated fair values of KONAMI’s financial instruments at March 31 and September 30, 2014 are as follows:

	Millions of Yen
	March 31, 2014		September 30, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Non-derivatives:
Investment in marketable securities	¥518	¥518	¥572	¥572
Long-term debt	(15,000)	(14,625)	(15,000)	(14,659)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

7. Fair Value Measurements

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and requires that assets and liabilities carried at fair value are classified and disclosed in the following three categories:

Level 1	–	Quoted prices for identical assets or liabilities in active markets

Level 2	–	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3	–	Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of March 31 and September 30, 2014, our assets and liabilities measured at fair value on a recurring basis are summarized in the following table by the type of inputs used in the fair value measurements.

	Millions of Yen
March 31, 2014	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥518	—	—	¥518

Total assets	¥518	—	—	¥518

Liabilities:	—	—	—	—

Total liabilities	—	—	—	—

	Millions of Yen
September 30, 2014	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	¥572	—	—	¥572

Total assets	¥572	—	—	¥572

Liabilities:	—	—	—	—

Total liabilities	—	—	—	—

Level 1 investments are comprised solely of available-for-sale securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

As of March 31 and September 30, 2014, KONAMI did not have any Level 2 and 3 financial instruments that were measured and reported at fair value on a recurring basis.

8. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The operating segments are managed separately as each segment represents a strategic business unit that offers different products and serves different markets.

KONAMI operates on a worldwide basis principally with the following four business segments:

1. Digital Entertainment:	Production, manufacture and sale of digital content and related products including mobile games, online games, computer & video games, amusement and card games.

2. Health & Fitness:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

3. Gaming & Systems:	Development, manufacture, sale and service of gaming machines and casino management systems for overseas markets.

4. Pachinko & Pachinko Slot Machines:	Production, manufacture and sale of pachinko slot machines and pachinko machines.

Notes:

1.	“Corporate expenses” primarily consists of administrative expenses not directly associated with specific segments.
2.	“Intersegment eliminations” primarily consists of eliminations of intercompany sales.
3.	Segment profit (loss) is measured in a consistent manner with consolidated operating income, which does not include other income (expenses), income taxes and equity in net income of affiliated company.
4.	Intersegment sales and revenues are generally recorded at values that represent arm’s-length fair value.

The following table presents segment revenue and segment profit (loss). This information is derived from KONAMI’s management reports which have been prepared based on U.S. GAAP.

a. Segment information

	Millions of Yen
	Six months ended September 30, 2013	Six months ended September 30, 2014
Net revenues:
Digital Entertainment –
External customers	¥44,296	¥43,828
Intersegment	324	165

Total	¥44,620	¥43,993

Health & Fitness –
External customers	¥38,565	¥36,781
Intersegment	18	178

Total	¥38,583	¥36,959

Gaming & Systems –
External customers	¥13,623	¥13,640
Intersegment	—	—

Total	¥13,623	¥13,640

Pachinko & Pachinko Slot Machines –
External customers	¥1,444	¥4,470
Intersegment	1	3

Total	¥1,445	¥4,473
Intersegment eliminations	(343)	(346)

Consolidated	¥97,928	¥98,719

Segment profit (loss):
Digital Entertainment	¥3,704	¥6,207
Health & Fitness	687	275
Gaming & Systems	3,039	2,006
Pachinko & Pachinko Slot Machines	(1,060)	(610)

Total segment profit and loss, net	6,370	7,878
Corporate expenses	(2,928)	(2,177)
Other, net	775	462

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	¥4,217	¥6,163

Note:	Corporate expenses primarily consist of personnel costs, advertising expenses and rental expenses, which are primarily related to our administrative department.

	Millions of Yen
	Three months ended September 30, 2013	Three months ended September 30, 2014
Net revenues:
Digital Entertainment –
External customers	¥24,434	¥23,465
Intersegment	181	108

Total	¥24,615	¥23,573

Health & Fitness –
External customers	¥19,624	¥18,828
Intersegment	7	89

Total	¥19,631	¥18,917

Gaming & Systems –
External customers	¥7,529	¥6,823
Intersegment	—	—

Total	¥7,529	¥6,823

Pachinko & Pachinko Slot Machines –
External customers	¥752	¥997
Intersegment	0	2

Total	¥752	¥999
Intersegment eliminations	(188)	(199)

Consolidated	¥52,339	¥50,113

Segment profit (loss):
Digital Entertainment	¥2,027	¥2,834
Health & Fitness	351	350
Gaming & Systems	1,822	731
Pachinko & Pachinko Slot Machines	(574)	(183)

Total segment profit and loss, net	3,626	3,732
Corporate expenses	(1,475)	(1,131)
Other, net	(77)	938

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	¥2,074	¥3,539

Note:	Corporate expenses primarily consist of personnel costs, advertising expenses and rental expenses, which are primarily related to our administrative department.

b. Geographic information

	Millions of Yen
	Six months ended September 30, 2013	Six months ended September 30, 2014
Net revenues from external customers:
Japan	¥73,449	¥76,916
United States	16,900	15,589
Europe	4,093	2,777
Asia/Oceania	3,486	3,437

Consolidated net revenues	¥97,928	¥98,719

	Millions of Yen
	Three months ended September 30, 2013	Three months ended September 30, 2014
Net revenues from external customers:
Japan	¥38,251	¥39,045
United States	9,355	7,850
Europe	2,734	1,459
Asia/Oceania	1,999	1,759

Consolidated net revenues	¥52,339	¥50,113

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services.

9. Commitments and Contingencies

KONAMI is subject to pending claims and litigation. After review and consultation with counsel, management considered that any liability that may result from the disposition of such lawsuits would not be material.

KONAMI has placed firm orders for purchases of property and equipment and other assets amounting to approximately ¥1,331 million as of September 30, 2014.

10. Subsequent Events

No reportable subsequent events occurred.